EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2002

	Shares	Earnings Per Share

Basic Weighted Average Shares Outstanding	7,161,609	1.20
Diluted	7,161,609	1.20
Average Shares Outstanding	7,161,609	1.20
Common Stock Equivalents	7,161,609	1.20

	Year Ended December 31, 2001

Basic Weighted Average Shares Outstanding	7,185,993
Diluted	7,185,993
Average Shares Outstanding	7,185,993
Common Stock Equivalents	7,185,993